SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------


                                 SCHEDULE 14D-1
                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 9)

                                -----------------


                                BERTUCCI'S, INC.
                       (Name of Subject Company [Issuer])

                             NERC ACQUISITION CORP.
                          A WHOLLY-OWNED SUBSIDIARY OF
                           NE RESTAURANT COMPANY, INC.
                                    (Bidder)


                    COMMON STOCK, PAR VALUE $0.005 PER SHARE
                         (Title of Class of Securities)

                                   086063 10 4
                      (CUSIP Number of Class of Securities)

                             -----------------------


                                  DENNIS PEDRA
                                    PRESIDENT
                           NE RESTAURANT COMPANY, INC.
                                80A TURNPIKE ROAD
                        WESTBOROUGH, MASSACHUSETTS 01581
                                 (508) 870-9200
           (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications on Behalf of Bidder)

                                 WITH A COPY TO:

                            DAVID L. FINKELMAN, ESQ.
                          STROOCK & STROOCK & LAVAN LLP
                                 180 MAIDEN LANE
                          NEW YORK, NEW YORK 10038-4982
                                 (212) 806-5400


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          NERC Acquisition Corp., a Massachusetts corporation ("Purchaser"), and
NE Restaurant Company, Inc., a Delaware corporation ("Parent"), hereby further amend and supplement their Tender Offer Statement on Schedule 14D-1 (as subsequently amended, the "Schedule 14D-1"), filed with the Securities and Exchange Commission on May 20, 1998, with respect to Purchaser's offer to purchase all of the outstanding shares of Common Stock, par value $0.005 per share (the "Shares"), of Bertucci's, Inc., a Massachusetts corporation (the "Company"), not presently owned by Parent. All capitalized terms used herein shall have the meaning set forth in the Schedule 14D-1 or the Offer to Purchase dated May 20, 1998, except as may otherwise be provided herein.

ITEM 10.  ADDITIONAL INFORMATION.

          (f) The information set forth in Paragraph (f) of Item 10 of the
Schedule 14D-1 is hereby amended and supplemented by adding thereto the following:

          Reference is made to the information appearing in Exhibit (a)(14), which information is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

          Item 11 is hereby amended by adding thereto the following exhibit:

          (a)(14) Press release issued by Parent on July 21, 1998.


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                                    SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



Dated: July 21, 1998



                                      NE RESTAURANT COMPANY, INC.



                                      By:  /S/ PAUL V. HOAGLAND
                                           --------------------------
                                           Paul V. Hoagland
                                           Executive Vice President


                                      NERC ACQUISITION CORP.



                                      By: /S/ PAUL V. HOAGLAND
                                          ---------------------------
                                          Paul V. Hoagland
                                          Executive Vice President


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                                  EXHIBIT INDEX


EXHIBIT NO.         DESCRIPTION

  (a)(14)           Press release issued by Parent on July 21, 1998.